adidas

GROUP

RECEIVED
2007 NOV -5 A 7:-2
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

United States Securities
and Exchange Commission
Attn. Mr. Paul Dudek
Division of Corporate Finance
450 Fifth Street, NW

Washington, D.C. 20549
USA

07027758

SUPPL

31.10.2007

SEC Filing /
Exemption purs. to rule 12g-3-2(b) under the Securities Exchange Act of 1934
adidas AG / File No. 82-4278

Dear Mr. Dudek,

in compliance with the above rule, please find attached

- Publication regarding the availability of the Nine Months Report of October 18, 2007 through euro adhoc (Attachment No. 1).
- Publication of Change of Voting Rights of October 31, 2007 through euro adhoc according to § 26a WpHG (Attachment No. 2)
-

If you need further information, please do not hesitate to contact me.

Kind regards,

pp. [signature]

Gabriele Dirian

Attachments

PROCESSED
NOV 07 2007
THOMSON
FINANCIAL

dlw 11/6

adidas AG
Postfach 1120
91072 Herzogenaurach
Germany

T (+49) 9132 84-2803
F (+49) 9132 84-3219
gabriele.dirian@adidas-Group.com

euro adhoc: adidas AG / Quarterly Report / Announcement according to articles 37v ff. WpHG [Securities Trading Act] with the aim of a Europe-wide distribution

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The financial statement is available:

in the internet at:	http://www.adidas-group.com/en/investor/_downloads/pdf/quarterly_re
in the internet on:	08.11.2007

emitter:	adidas AG Adi-Dassler-Str. 1-2 D-91074 Herzogenaurach
phone:	+49 (0)9132 84-0
FAX:	+49 (0)9132 84-2241
mail:	investor.relations@adidas-Group.com
WWW:	http://www.adidas-Group.com
sector:	Recreational & Sports goods
ISIN:	DE0005003404, A0DMK03
indexes:	DAX, HDAX, Prime All Share, CDAX
stockmarkets:	regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language:	English

euro adhoc: adidas AG / Release according to article 26a WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

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adidas AG hereby announces that at the end of the month October 2007 the number of voting rights amounts to a total of 203628960 voting rights. The change of total voting rights is effective as of 08.10.2007.

emitter: adidas AG
Adi-Dassler-Str. 1-2
D-91074 Herzogenaurach
phone: +49 (0)9132 84-0
FAX: +49 (0)9132 84-2241
mail: investor.relations@adidas-Group.com
WWW: http://www.adidas-Group.com
sector: Recreational & Sports goods
ISIN: DE0005003404, A0DMK03
indexes: DAX, HDAX, Prime All Share, CDAX
stockmarkets: regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language: English

END